For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Completes VTEM Geophysical Survey

Over Nickel Plats Project, Saskatchewan

April 17, 2008, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN   OTCBB: PAWEF Frankfurt: P7J) is pleased to advise that a 2284 kilometre Geotech Ltd., helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey has been completed over the Nickel Plats mineral claim holdings in Saskatchewan.

The property is situated 72 kilometres north-east of the town of La Ronge, SK. The survey results will define the geophysical signature of the gabbro intrusive, and the Gochagar Nickel-Copper occurrence. The area of the occurrence has been previously tested with 88 diamond drill holes by Scurry Rainbow in the 1960’s, and by Flanagan, McAdam and Company (McNickel Inc.) in the late 1980’s early 1990’s. The Saskatchewan mineral deposits index reports a Northern Miner Magazine release (04/11/1989) indicating a non compliant national instrument 43-101 “resource” of 1,700,000 tons grading 0.74% combined Nickel and Copper. The mineralization occurs as massive pods, disseminated blebs and fracture fillings within the gabbro. The mineral deposits index cites historical samples analysis results of up to 3.92% Nickel, 0.07% Copper and 2.86% Cobalt.

The resource referred to above is historical in nature, and was compiled before NI 43-101. PFN has not independently analyzed the results of the previous exploration therefore; the historical results should not be relied upon. PFN believes this historical resource provides an indication of a mineralized system within the property that is relevant to ongoing exploration.

Future work within the property will be directed to define, and expand a mineral resource to NI 43-101 standards.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

The company has over $11 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	April 17, 2008